16003663

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FEB 25 2016
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bettinger & Leech Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Palisade Avenue Suite 21
(No. and Street)

Englewood Cliffs (City) New Jersey (State) , 07632 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Leech 201-569-2220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Willner, Peter Douglas CPA
(Name – *if individual, state last, first, middle name*)

25 Mohegan Trail (Address) Saddle River (City) New Jersey (State) 07458 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard A. Leech, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bettinger & Leech Financial Corp., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard A. Leech ; Bettinger & Leech Profit Sharing Plan

Signature

President & CEO
Title

Notary Public

ADILA M MUSTAFA
Notary Public
State of New Jersey
My Commission Expires Mar 25, 2018

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BETTINGER & LEECH FINANCIAL CORP.

Financial Statements
for the Year Ended
December 31, 2015

Peter D. Willner, CPA 25 Mohegan Trail, Saddle River, New Jersey 07458

PETER D. WILLNER
Certified Public Accountant
25 Mohegan Trail
Saddle River, N.J. 07458
Tel: 201-995-9707
Fax: 201-995-9708
E-mail: pdwillnercpa@aol.com

REPORT OF INDEPENDENT ACCOUNTANT

To the Board of Directors
Bettinger & Leech Financial Corp.

We have audited the accompanying balance sheets of BETTINGER AND LEECH FINANCIAL CORP. as of December 31, 2015 and 2014 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of BETTINGER AND LEECH FINANCIAL CORP. at December 31, 2015 and 2014 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of the computation of minimum net capital requirements is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peter D. Willner, C.P.A.
February 14, 2016

BETTINGER & LEECH FINANCIAL CORP.

COMPARATIVE BALANCE SHEETS
DECEMBER 31, 2015 & 2014

ASSETS:	2015	2014
Current Assets:		
Cash in Bank	$ 2,659	$ 2,880
Due from Brokers and Dealers	2,517	3,768
Investment in Marketable Securities, (at Market Value)	76,250	82,664
Prepaid expenses and other assets	2,728	3,095
Total Assets	$ 84,154	$ 92,407
LIABILITIES:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 4,125	$ 4,850
Total Liabilities	$ 4,125	$ 4,850
STOCKHOLDERS' EQUITY:		
Common Stock – par value $ 1.00 per share, authorized 2000 shares, issued and outstanding 75 shares	$ 75	$ 75
Additional Paid-in-Capital	7,425	7,425
Treasury Stock	(74,526)	(74,526)
Retained Earnings	147,055	154,583
Total Stockholders' Equity	$ 80,029	$ 87,557
Total Liabilities and Stockholders' Equity	$ 84,154	$ 92,407

The accompanying notes are an integral part of the financial statements.

BETTINGER & LEECH FINANCIAL CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
DECEMBER 31, 2015& 2014

Computation of Net Capital

	2015	2014
Total Capital from statement of financial condition	$ 80,029	$ 87,557
Total non-allowable assets	(2,728)	(1,895)
Net Capital before haircuts on securities positions	$ 77,301	$ 85,662
Haircuts on cash & securities on deposit at brokers & dealers	(5,946)	(5,249)
Undue concentration	(4,076)	(3,031)
Net capital	$ 67,279	$ 77,382

Computation of Basic Net Capital Requirement

	2015	2014		
Minimum net capital required by 6.667% of	$ 4,125	$ 4,850	$ 275	$ 323
Minimum net capital requirements of reporting broker-dealer			5,000	5,000
Net capital requirement			5,000	5,000
Excess net capital			62,279	72,382
Excess net capital at 1000%			61,279	71,,382

Computation of Aggregate Indebtedness

Total A.I. Liabilities	$ 4,125	$ 4,850
Percentage of aggregate indebtedness to net capital	6.13%	6.27%
Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals	6.13%	6.27%

A reconciliation with the corporation's computation of net capital as reported in the unaudited Part IIA of Form X-17A5 was not prepared as there are no material differences between the corporation's computation of net capital and the computation contained herein.

Peter D. Willner, C.P. A.

BETTINGER & LEECH FINANCIAL CORP.

RECONCILIATION OF STOCKHOLDERS' EQUITY (FINANCIAL REPORT) WITH THAT OF THE FOCUS REPORT AS OF DECEMBER 31, 2015 & 2014

	2015	2014
Stockholders' Equity – Financial Report	**$ 80,029**	**$ 87,557**
Adjustment:	**0**	**0**
Ownership Equity – Focus Report	**$ 80,029**	**$ 87,557**

There are no material differences between stockholders' equity as shown in the Financial Report and the compilation of ownership equity as shown in the statement of financial condition of the Focus Report, Part II's, of December 31, 2015 or 2014.

PETER D. WILLNER
Certified Public Accountant
25 Mohegan Trail
Saddle River, N.J. 07458
Tel: 201-995-9707
Fax: 201-995-9708
E-mail: pdwillnercpa@aol.com

REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders
Bettinger and Leech Financial Corp.

We have examined the financial statements of BETTINGER AND LEECH FINANCIAL CORP. as of December 31, 2015 and 2014 and have issued our report thereon dated February 14, 2015. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards required by rule 17a-5(g)(1). This study and evaluation included a review of the accounting system, the internal accounting controls, and the procedures for safeguarding the firm's assets. In addition, we reviewed the practices and procedures followed by the Company in making periodic computations of the minimum financial requirements pursuant to rule 17a-3(a)(11).

Under generally accepted auditing standards, the purpose of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

The objectives of internal accounting controls are to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purpose of this report, the determination of weaknesses to be reported was made without considering the practicality of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting controls to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting controls for the years ended December 31, 2015 and 2014, which was made for the purpose set forth in the first paragraph above and which should not necessarily disclose all weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that we believe to be material.

Peter D. Willner, C.P.A.
February 14, 2016

Public Filing

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30375

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bettinger & Leech Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Palisade Avenue Suite 21
(No. and Street)

Englewood Cliffs (City) New Jersey (State) 07632 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Leech 201-569-2220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Willner, Peter Douglas CPA
(Name – *if individual, state last, first, middle name*)

25 Mohegan Trail (Address) Saddle River (City) New Jersey (State) 07458 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard A. Leech, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bettinger & Leech Financial Corp., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard A. Leech ; Bettinger & Leech Profit Sharing Plan

Signature

President & CEO
Title

Notary Public

ADILA M MUSTAFA
Notary Public
State of New Jersey
My Commission Expires Mar 25, 2018

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BETTINGER & LEECH FINANCIAL CORP.

Financial Statements

for the Year Ended

December 31, 2015

Peter D. Willner, CPA 25 Mohegan Trail, Saddle River, New Jersey 07458

PETER D. WILLNER
Certified Public Accountant
25 Mohegan Trail
Saddle River, N.J. 07458
Tel: 201-995-9707
Fax: 201-995-9708
E-mail: pdwillnercpa@aol.com

REPORT OF INDEPENDENT ACCOUNTANT

To the Board of Directors
Bettinger & Leech Financial Corp.

We have audited the accompanying balance sheets of BETTINGER AND LEECH FINANCIAL CORP. as of December 31, 2015 and 2014 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of BETTINGER AND LEECH FINANCIAL CORP. at December 31, 2015 and 2014 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of the computation of minimum net capital requirements is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peter D. Willner, C.P.A.
February 14, 2016

BETTINGER & LEECH FINANCIAL CORP.

COMPARATIVE BALANCE SHEETS
DECEMBER 31, 2015 & 2014

ASSETS:	2015	2014
Current Assets:		
Cash in Bank	$ 2,659	$ 2,880
Due from Brokers and Dealers	2,517	3,768
Investment in Marketable Securities, (at Market Value)	76,250	82,664
Prepaid expenses and other assets	2,728	3,095
Total Assets	$ 84,154	$ 92,407
LIABILITIES:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 4,125	$ 4,850
Total Liabilities	$ 4,125	$ 4,850
STOCKHOLDERS' EQUITY:		
Common Stock – par value $ 1.00 per share, authorized 2000 shares, issued and outstanding 75 shares	$ 75	$ 75
Additional Paid-in-Capital	7,425	7,425
Treasury Stock	(74,526)	(74,526)
Retained Earnings	147,055	154,583
Total Stockholders' Equity	$ 80,029	$ 87,557
Total Liabilities and Stockholders' Equity	$ 84,154	$ 92,407

The accompanying notes are an integral part of the financial statements.

BETTINGER & LEECH FINANCIAL CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
DECEMBER 31, 2015& 2014

Computation of Net Capital

	2015	2014
Total Capital from statement of financial condition	$ 80,029	$ 87,557
Total non-allowable assets	(2,728)	(1,895)
Net Capital before haircuts on securities positions	$ 77,301	$ 85,662
Haircuts on cash & securities on deposit at brokers & dealers	(5,946)	(5,249)
Undue concentration	(4,076)	(3,031)
Net capital	$ 67,279	$ 77,382

Computation of Basic Net Capital Requirement

	2015	2014		
Minimum net capital required by 6.667% of	$ 4,125	$ 4,850	$ 275	$ 323
Minimum net capital requirements of reporting broker-dealer			5,000	5,000
Net capital requirement			5,000	5,000
Excess net capital			62,279	72,382
Excess net capital at 1000%			61,279	71,,382

Computation of Aggregate Indebtedness

Total A.I. Liabilities	$ 4,125	$ 4,850
Percentage of aggregate indebtedness to net capital	6.13%	6.27%
Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals	6.13%	6.27%

A reconciliation with the corporation's computation of net capital as reported in the unaudited Part IIA of Form X-17A5 was not prepared as there are no material differences between the corporation's computation of net capital and the computation contained herein.

Peter D. Willner, C.P. A.

PETER D. WILLNER
Certified Public Accountant
25 Mohegan Trail
Saddle River, N.J. 07458
Tel: 201-995-9707
Fax: 201-995-9708
E-mail: pdwillnercpa@aol.com

REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders
Bettinger and Leech Financial Corp.

We have examined the financial statements of BETTINGER AND LEECH FINANCIAL CORP. as of December 31, 2015 and 2014 and have issued our report thereon dated February 14, 2015. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards required by rule 17a-5(g)(1). This study and evaluation included a review of the accounting system, the internal accounting controls, and the procedures for safeguarding the firm's assets. In addition, we reviewed the practices and procedures followed by the Company in making periodic computations of the minimum financial requirements pursuant to rule 17a-3(a)(11).

Under generally accepted auditing standards, the purpose of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

The objectives of internal accounting controls are to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purpose of this report, the determination of weaknesses to be reported was made without considering the practicality of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting controls to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting controls for the years ended December 31, 2015 and 2014, which was made for the purpose set forth in the first paragraph above and which should not necessarily disclose all weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that we believe to be material.

Peter D. Willner, C.P.A.
February 14, 2016